UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CMB.TECH NV

(Name of Subject Company)

CMB.TECH NV

(Name of Person(s) Filing Statement)

Ordinary shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number of Class of Securities)

Seward & Kissel LLP

Attention: Keith Billotti, Esq.

One Battery Park Plaza

New York, New York 10004

(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to

CMB.TECH NV De Gerlachekaai 20 2000 Antwerpen Belgium Tel: 011-32-3-247-4411	Keith Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement (this “Statement”) relates to a tender offer (the “U.S. Offer”) by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB” or the “Offeror”) in respect of the ordinary shares, no par value per share (“Ordinary Shares”), of CMB.TECH NV (formerly Euronav NV), a limited liability company incorporated under the laws of Belgium (“we,” “us,” “our,” “CMB.TECH,” or the “Company”).

CMB.TECH is the same company as Euronav NV. On October 1, 2024, the Company’s name was officially changed from “Euronav NV” to “CMB.TECH NV”. The trading symbol under which the Ordinary Shares trade on both the New York Stock Exchange (the “NYSE”) and Euronext Brussels was also changed from “EURN” to “CMBT” as of July 15, 2024.

CMB is making the U.S. Offer pursuant to the U.S. Offer to Purchase (as amended, the “U.S. Offer to Purchase”) that is included in its Tender Offer Statement on Schedule TO (“Schedule TO”) that it filed on October 23, 2024, with the Securities and Exchange Commission (the “SEC”). As part of the U.S. Offer, CMB is offering to pay $12.66 for each Ordinary Share, in cash, without interest and less any applicable withholding taxes (the “Offer Price”). The Offer Price will be reduced on a dollar-for-dollar basis by the gross amount of any distributions by the Company to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling after the date of the U.S. Offer to Purchase and before the Settlement Date (as defined below). For additional information, please see the U.S. Offer to Purchase, including “How much are you offering to pay for the Ordinary Shares and what is the form of payment?”

On November 22, 2023 CMB purchased 57,479,744 of the Company’s Ordinary Shares (the “Share Purchase”), representing 28.47% of the then outstanding Ordinary Shares, from Famatown Finance Limited (“Famatown”) and Frontline plc (“Frontline” and, together with Famatown, the “Sellers”), pursuant to a Share Purchase Agreement, dated October 9, 2023, between the Sellers and CMB (the “Share Purchase Agreement”). CMB conducted the Share Purchase at a price of $18.43 per share, or an aggregate of $1,059,351,682, in cash (the “Share Purchase”) and became the holder of more than 30% of the issued Ordinary Shares. The Company was not a party to the Share Purchase Agreement. As a result of the Share Purchase, CMB became obligated under Belgian law to make a mandatory, unconditional, public takeover bid on the remaining Ordinary Shares of the Company that were not already then owned by CMB or its affiliates. The takeover bid was launched in the United States and Belgium on February 14, 2024, the acceptance period expired on March 15, 2024 and the offers were consummated on April 3, 2024 (the “Completed Bid”). The bid price of the Completed Bid was based upon the purchase price in the Share Purchase of $18.43 per Ordinary Share (the “Original Reference Price”). The Offeror’s sole purpose in making the Completed Bid was to comply with its legal obligation to launch a public takeover bid in accordance with Belgian law. A total of 69,241,955 Ordinary Shares, representing 31.47% of the then-outstanding shares of the Company, were tendered to the Offeror in the Completed Bid, increasing its ownership of the Company to 87.60%.

In connection with the Completed Bid, certain funds managed by FourWorld Capital Management, LLC (“FourWorld”) filed a complaint with the Market Court in Belgium (the “Market Court”) on February 29, 2024 alleging, among other things, that the Original Reference Price did not reflect certain purported special benefits that FourWorld claimed had been granted to Frontline in addition to the price paid by CMB in the Share Purchase, and requested that the Market Court order CMB to adjust the Original Reference Price to account for these alleged special benefits. In its ruling dated September 6, 2024, the Market Court dismissed some of FourWorld’s claims as inadmissible and/or unfounded, but did find that the price at which certain vessels were sold by the Company to Frontline implied certain indirect special benefits to Frontline and calculated these indirect special benefits to be $0.52 per Ordinary Share. The Market Court ordered the Financial Services and Markets Authority of Belgium (the “FSMA”) to assess whether, in view of its finding that indirect special benefits were granted to Frontline amounting to $0.52 per share, the original bid price should be modified. On October 7, 2024, the FSMA decided to effectively require an increase in the Original Reference Price of $0.52 per Ordinary Share and ordered CMB, more specifically, to (i) pay $0.52 per share to all shareholders whose

Ordinary Shares were validly tendered in the Completed Bid and (ii) reopen the Completed Bid at an adjusted price which takes into account the Original Reference Price, increased by $0.52 per share (the “FSMA Order”). Taking into account the Original Reference Price, increased by $0.52, in accordance with the FSMA Order, and decreased by $6.29 (the aggregate amount of distributions made by the Company to its shareholders since the initial announcement of the Completed Bid on October 9, 2023), this results in an offer price per share of $12.66 (the “Offer Price”). The U.S. Offer to Purchase described in this Solicitation/Recommendation Statement is being made solely in order to comply with the FSMA Order.

The term “Settlement Date” means the date on which the Offer Price is paid to U.S. Holders who have tendered their Shares in the U.S. Offer and on which title to such Shares is transferred to the Offeror.

The term “U.S. Holders” has the meaning given it under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Concurrently with the U.S. Offer, the Offeror is making an offer in Belgium to purchase all outstanding Ordinary Shares of the Company from all holders (other than the Offeror and its affiliates), wherever located, for the same price and on substantially the same terms as the U.S. Offer (the “Belgian Offer” and together with the U.S. Offer, the “Offers”).

The Company’s Supervisory Board (the “Supervisory Board”) unanimously recommends that holders of Ordinary Shares reject the Offers and NOT tender their Ordinary Shares in the Offers. The Supervisory Board reached the conclusion to recommend the Company’s shareholders reject the Offers and NOT tender their Ordinary Shares in the Offers because the Offer Price is below the trading price of the Ordinary Shares on October 21, 2024 and in view of the Company’s new strategy. While the Supervisory Board advises you to reject the Offers and stay invested in the Company, the Supervisory Board advises shareholders to consult their own financial, tax and legal advisors and make such other investigations concerning the Offers, including obtaining a current market price for the Ordinary Shares, as they deem necessary in order to make an informed decision with respect to the Offers.

The U.S. Offer to Purchase and the related documents contain important information that you should read before making any decision in connection with the U.S. Offer.

Item 1. Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

CMB.TECH NV

De Gerlachekaai 20

2000 Antwerpen, Belgium

Tel: 0032 (0) 3 247 44 11

This Schedule 14D-9 relates to the Ordinary Shares. As of September 30, 2024, the Company had 220,024,713 Ordinary Shares issued, of which 25,807,878 were treasury shares and 194,216,835 were outstanding. The Offeror is conducting the Offers solely to comply with the FSMA Order.

Item 2. Identity and Background of Filing Person.

The Company is the person filing this Statement. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the U.S. Offer pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 8.78 % of the outstanding Ordinary Shares at the Offer Price.

According to the Schedule TO, the U.S. Offer commenced on October 23, 2024, and will expire at 10:00 A.M., New York City time, on November 21, 2024 the “Initial Expiration Date”. The U.S. Offer may be

extended as described in this Offer to Purchase. The Belgian Offer is currently scheduled to expire at 4:00 P.M., Brussels Belgium time (10:00 A.M., New York City time), on the Initial Expiration Date. If the Offeror makes a material change to the U.S. Offer to Purchase or any other information published or sent or given to shareholders in respect to the U.S. Offer, the Offeror may be required under U.S. law to extend the U.S. Offer by up to ten U.S. business days, meaning any day other than a Saturday, Sunday or a federal holiday in the U.S. In such case, the Offeror would also extend the Belgian Offer. Any extension of the Offers would be made by public announcement thereof, which will be made no later than 9:00 A.M., New York City time (3:00 P.M., Brussels, Belgium time), on the next U.S. business day after the previously scheduled expiration date. If the U.S. Offer is extended in accordance with U.S. law, the Offeror currently intends to extend the Belgian Offer so that it will expire on the same day as, and simultaneously with, the U.S. Offer.

All U.S. Holders of Ordinary Shares may tender their Ordinary Shares into either the U.S. Offer or the Belgian Offer. Non-U.S. Holders of Ordinary Shares may not tender their Ordinary Shares into the U.S. Offer.

According to the Schedule TO, the address for the Information Agent of the U.S. Offer is 1290 Avenue of the Americas, 9th Floor, New York, NY, 10104 and U.S. shareholders, banks and brokers can call the Information Agent toll free +1 888-815-4069 (outside U.S. and Canada can call +1 781-896-6948).

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Shareholders should be aware that certain officers and directors of the Company have interests in the Offers, which are described in this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer. This Item 3 contains information (either set forth below or incorporated herein by reference) regarding the interests of the Company’s directors and executive officers with respect to the Offers.

The Offeror is CMB, with registered office at De Gerlachekaai 20, 2000 Antwerp (with telephone number +32 3 247 59 11) registered in the Crossroads Bank of Enterprises with company number 0404.535.431 (RLE Antwerp, division Antwerp). The Offeror is a subsidiary of Saverco NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“Saverco”), which is an investment holding company. Saverco and CMB are privately held companies. Saverco owns 100% of the outstanding shares of CMB. Alexander Saverys, Ludovic Saverys and Michael Saverys each own approximately 33.33% of the issued shares of Saverco. None of these individuals own any shares of the Offeror directly. The Offeror is the largest shareholder of the Company. As of the date hereof, the Offeror owns 177,147,299 Ordinary Shares or approximately 91.21% of the outstanding Ordinary Shares, and Saverco owns 24,400 Ordinary Shares or approximately 0.01% of the outstanding Ordinary Shares. The Offeror has three representatives on the Company’s Supervisory Board, and the Chief Executive Offer and Chief Financial Officer of the Offeror are also the Chief Executive Officer and Chief Financial Officer of the Company, respectively. See Annex A to the U.S. Offer to Purchase for more information on the Board of Directors and executive officers of the Offeror.

As described above, certain of the directors and/or executive officers of the Company are also directors and/or executive officers of the Offeror or affiliates of the Offeror. The Offeror has indicated in the U.S. Offer to Purchase that it expects that such persons will retain their respective positions at the Company following completion of the Offers.

Supervisory Board Relationships

•

Mr. Marc Saverys has been the Chairman of CMB since 2014. Mr. Saverys was re-appointed as a member of the Company’s Supervisory Board on November 22, 2023. He has been a Director of Saverco since 1986. During the period from 2003 through July 2014, Mr. Saverys served as the Chairman of the Supervisory Board of the Company. In 1976, Mr. Saverys joined the chartering department of Bocimar, the drybulk division of CMB. In 1985, Mr. Saverys established the drybulk division of Exmar and in 1991 he became Managing Director of CMB, a position that he held until September 2014 when he was appointed Chairman of CMB. Mr. Saverys has also served as the Chairman of Delphis NV since March 2004 and as a Board Member of Sibelco NV and Mediafin NV since June 2005 and October 2005, respectively. Mr. Saverys is a citizen of Belgium.

•

Mr. De Brabandere has served as a director of CMB since 2002. Mr. De Brabandere has been a member of the Company’s Supervisory Board since March 2023 and he is the Chairman of the Audit and Risk Committee and a member of the Remuneration Committee and of the Corporate Governance and Nomination Committee of the Company. Mr. De Brabandere started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. In 2003, following the partial demerger of Exmar NV from CMB, he became director and CFO of Exmar NV and then its COO. In 2020 he became CFO of Exmar NV again until June 2022.

Management Relationships

•

Mr. Alexander Saverys has served as a director of CMB since 2006 and has been the Chief Executive Officer of CMB since September 2014. Mr. Saverys has been a Director of Saverco since 2001. Mr. Saverys has been the Chief Executive Officer of the Company and a member of the Company’s Sustainability Committee since November 22, 2023.

•

Mr. Michaël Saverys has served as a director of CMB since 2013 and has been the Chartering Director of CMB since 2008. He has been a Director of Saverco since 2009. Mr. Saverys has served as the Chief Chartering Officer of the Company since November 22, 2023.

•

Mr. Ludovic Saverys has served as a director of CMB since 2016 and has been the Chief Financial Officer of CMB since 2014. Mr. Saverys has been a Director of Saverco since 2009. Mr. Saverys has served as the Chief Financial Officer of the Company since November 22, 2023. Mr. Saverys served as a member of the Company’s Supervisory Board from May 2015 until 2021 and was a member of the Company’s Remuneration Committee and a member of its Health, Safety, Security and Environmental Committee.

•

Mr. Benoit Timmermans has been a director of CMB since 2003 and the Chief Strategy Officer of CMB since 2021. Mr. Timmermans has served as the Chief Strategy Officer of the Company since November 22, 2023 and is a member of the Company’s Sustainability Committee.

•

Mr. Maxime Van Eecke has been a director of CMB since 2023 and has been the Chief Commercial Officer of CMB since 2021. Mr. Van Eecke has served as the Chief Commercial Officer of the Company since November 22, 2023. He started his career as Legal Counsel for the CMB Group in 2005 and became Managing Director of Delphis, the container division of CMB, in 2014.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Supervisory Board

On behalf of the Company, the Supervisory Board reviewed the terms and conditions of the Offers with the assistance of its legal advisors.

THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF ORDINARY SHARES SHOULD REJECT THE OFFERS AND NOT TENDER THEIR ORDINARY SHARES IN THE OFFERS.

The Supervisory Board reached the conclusion to recommend holders of Ordinary Shares reject the Offers in light of the factors discussed below in “Reasons for the Recommendation.”

The Supervisory Board advises shareholders to consult their own financial, tax and legal advisors and make such other investigations concerning the Offers, including obtaining a current market price for the Ordinary Shares, as they deem necessary in order to make an informed decision with respect to the Offers.

(b) Background and Reasons for the Supervisory Board’s Position.

Background

On November 22, 2023 CMB purchased 57,479,744 of the Company’s Ordinary Shares (the “Share Purchase”), representing 28.47% of the then outstanding Ordinary Shares, from Famatown Finance Limited (“Famatown”) and Frontline plc (“Frontline” and, together with Famatown, the “Sellers”), pursuant to a Share Purchase Agreement, dated October 9, 2023, between the Sellers and CMB (the “Share Purchase Agreement”). CMB conducted the Share Purchase at a price of $18.43 per share, or an aggregate of $1,059,351,682, in cash (the “Share Purchase”) and became the holder of more than 30% of the issued Ordinary Shares. The Company was not a party to the Share Purchase Agreement. As a result of the Share Purchase, CMB became obligated under Belgian law to make a mandatory, unconditional, public takeover bid on the remaining Ordinary Shares of the Company that were not already then owned by CMB or its affiliates. The takeover bid was launched in the United States and Belgium on February 14, 2024, the acceptance period expired on March 15, 2024 and the offers were consummated on April 3, 2024 (the “Completed Bid”). The bid price of the Completed Bid was based upon the purchase price in the Share Purchase of $18.43 per Ordinary Share (the “Original Reference Price”). The Offeror’s sole purpose in making the Completed Bid was to comply with its legal obligation to launch a public takeover bid in accordance with Belgian law. A total of 69,241,955 Ordinary Shares, representing 31.47% of the then-outstanding shares of the Company, were tendered to the Offeror in the Completed Bid, increasing its ownership of the Company to 87.60%.

In connection with the Completed Bid, certain funds managed by FourWorld Capital Management, LLC (“FourWorld”) filed a complaint with the Market Court in Belgium (the “Market Court”) on February 29, 2024 alleging, among other things, that the Original Reference Price did not reflect certain purported special benefits that FourWorld claimed had been granted to Frontline in addition to the price paid by CMB in the Share Purchase, and requested that the Market Court order CMB to adjust the Original Reference Price to account for these alleged special benefits. In its ruling dated September 6, 2024, the Market Court dismissed some of FourWorld’s claims as inadmissible and/or unfounded, but did find that the price at which certain vessels were sold by the Company to Frontline implied certain indirect special benefits to Frontline and calculated these indirect special benefits to be $0.52 per Ordinary Share. The Market Court ordered the Financial Services and Markets Authority of Belgium (the “FSMA”) to assess whether, in view of its finding that indirect special benefits were granted to Frontline amounting to $0.52 per share, the original bid price should be modified. On October 7, 2024, the FSMA decided to effectively require an increase in the Original Reference Price of $0.52 per Ordinary Share and ordered CMB, more specifically, to (i) pay $0.52 per share to all shareholders whose Ordinary Shares were validly tendered in the Completed Bid and (ii) reopen the Completed Bid at an adjusted price which takes into account the Original Reference Price, increased by $0.52 per share (the “FSMA Order”). Taking into account the Original Reference Price, increased by $0.52, in accordance with the FSMA Order, and decreased by $6.29 (the aggregate amount of distributions made by the Company to its shareholders since the initial announcement of the Completed Bid on October 9, 2023), this results in an offer price per share of $12.66 (the “Offer Price”).

The Offers are being made solely to comply with the FSMA Order.

Reasons for the Recommendation

The following two factors constitute the reasons for the Supervisory Board’s determination to unanimously recommend that holders of Ordinary Shares reject the Offers and NOT tender their Ordinary Shares in the Offers.

(i)

Offer Price: The Offer Price of US$12.66 per Ordinary Share, which takes into account the Original Reference Price, increased by $0.52 in accordance with the FSMA Order, and decreased by $6.29 (the aggregate amount of distributions made by the Company to its shareholders since the initial announcement of the Completed Bid on October 9, 2023), is lower than the closing price of the Company’s Ordinary Shares on October 21, 2024 by approximately 21.90%.

(ii)

Implementation of new strategy: In view of the continuing implementation of the Company’s new strategy, which aims to make the Company the reference platform for sustainable shipping, and to diversify and decarbonize its fleet. The new strategy has been disclosed in the Company’s public filings and is further described in the U.S. Offer to Purchase under the section “Plans for the Company.”

According to the Schedule TO, the Offeror’s sole purpose in making the Offers is to comply with the FSMA Order to reopen its unconditional mandatory public takeover bid at the Offer Price for all Ordinary Shares of the Company that CMB and its affiliates do not already own in accordance with Belgian law. The Offeror does not intend to delist the Company from the NYSE or Euronext Brussels and, as such, does not intend to undertake a squeeze-out offer after the expiration of the Acceptance Period and consummation of the Offers. Following the closing of the Completed Bid, CMB continues to execute its strategy for the Company, which aims to make the Company the reference platform for sustainable shipping and is based on three axes: diversification of the Company’s fleet, decarbonization of the Company’s fleet, and optimization of the Company’s existing fleet. For more information on CMB’s plans for the Company, see the U.S. Offer to Purchase, including “Plans for the Company.”

Accordingly, the Supervisory Board expressed unanimously that holders of Ordinary Shares should reject the Offers and NOT tender their Ordinary Shares in the Offers. While the Supervisory Board advises you to reject the Offers and stay invested in the Company, the Supervisory Board advises shareholders to consult their own financial, tax and legal advisors and make such other investigations concerning the Offers, including obtaining a current market price for the Ordinary Shares, as they deem necessary in order to make an informed decision with respect to the Offers.

The foregoing discussion of the factors and reasons considered by the Supervisory Board is intended to be a summary, and is not exhaustive, but rather includes the principal factors and reasons considered by the Supervisory Board.

(c) Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Offers on the same basis as other shareholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell Ordinary Shares that they hold of record or beneficially pursuant to the Offers.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders concerning the Offers.

Item 6. Interest in Securities of the Subject Company.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days no transactions with respect to the Ordinary Shares have been effected by the Company, or its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Offers that relate to: (i) a tender offer or other acquisition of the securities of the Company or any of its subsidiaries by any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offers which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Statement other than historical facts may be considered forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. The words “may,” “will,” “seeks,” “anticipates,” “believes,” “expects,” “estimates,” “projects,” “plans,” “intends,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are subject to a number of risks, uncertainties and other factors, many of which are outside of the Company’s control, which could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include among other things, to the following:

•	The strength of world economies, including the central bank policies intended to combat overall inflation and rising interest rates, and adverse fluctuations of foreign exchange rates;

•

General market conditions, including the market for crude oil and for our vessels, significant fluctuations in charter rates, spot charter rates and vessel values (including residual values and steel prices);

•

The state of the global financial markets which may adversely impact availability of additional financing and refinancing at rates and on terms acceptable to us, as well as our ability to obtain such, or to comply with the restrictive and other covenants in our financing arrangements, or to obtain hedging instruments at reasonable costs;

•	Our ability to secure available and future grants and subsidies;

•

Our business strategy and other plans and objectives for growth and future operations, including planned and unplanned capital expenditures, or failure to execute on our strategy to procure low sulfur fuel oil at reasonable prices and the associated commodity risk;

•	Our ability to generate cash to meet our debt service and other obligations;

•	Our levels of operating and maintenance costs, including fuel and bunker costs, drydocking and insurance costs;

•	Potential liability from pending or future litigations;

•

Environmental, Social and Governance (ESG) expectations of investors, banks and other stakeholders and related costs of compliance with our ESG targets and objectives, and in particular failure to meet our targets under our decarbonization strategy, making our fleet future proof (“green’) and failure to find and execute on related partnerships;

•	Our dependence on key personnel and the availability of skilled workers, including seafarers, and the related labor costs;

•

The failure to protect our information systems against security breaches, or the failure or unavailability of these systems for a significant period of time, as a result of cyber-attacks which may disrupt our business operations, and our inability to secure cyber-insurance at reasonable costs;

•

General domestic and international geopolitical conditions, including trade tensions between China and the United States, trade wars and disagreements between oil producing countries, including illicit crude oil trades;

•	The shift from oil towards other energy sources such as electricity, natural gas, liquefied natural gas, hydrogen, ammonia or other fuels for which there would be no need for maritime transportation;

•	Technology and product risk including those associated with energy transition, fleet/systems rejuvenation to alternative propulsion, and availability of green fuel at strategic locations;

•

International sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including those taken in connection with the ongoing conflict between

Russia and Ukraine and between Israel and Hamas, and the ability of governments to provide enforcement or protection measures thereof;

•	Any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;

•	Volatility of interest rate benchmarks under our financial agreements (under the Secured Overnight Financing Rate SOFR);

•

Potential disruption of shipping routes due to accidents, environmental factors (such as severe weather events at sea or at port locations), political events, public health threats, international hostilities including the ongoing developments in the Ukraine and Red Sea region, acts by terrorists or acts of piracy on ocean-going vessels;

•	Vessel breakdowns and instances of off-hire;

•

The supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for oil and thus maritime transportation of crude oil;

•	Reputational risks, including related to climate change and the nature of our business, and our inability to adapt our business model in the face of any rapid decline in oil consumption;

•	Compliance with governmental, tax (including carbon related), environmental (including emissions reductions) and safety regulations and regimes and related costs;

•	Potential liability from future litigations related to claims raised by public-interest organizations or activism with regard to failure to adapt to or mitigate climate impact;

•	Increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;

•	Any non-compliance with existing environmental regulations;

•

New environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;

•	Our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other countries, including the United States;

•	Treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;

•	The failure of counterparties to fully perform their contracts with us, and in particular our ability to obtain indemnities from customers;

•	Adequacy of insurance coverage;

•	Changes in laws, treaties or regulations;

•	The inability of our subsidiaries to declare or pay dividends; and

•	The losses from derivative instruments.

While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could cause actual results or experience to differ materially from that expressed or implied by the forward-looking statements. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the SEC made by the Company, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements and Risk Factor Summary” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 11, 2024 and all other filings with the SEC after that date, including but not limited to the subsequent Current Reports on Form 6-K, as such risks, uncertainties and other important factors may be updated from time to time in the Company’s subsequent reports.

The forward-looking statements contained in this Statement speak only as of the date of this Statement. The Company does not undertake any obligation to revise or update any forward-looking statements to reflect new information, future events or circumstances after the date of the forward-looking statement, unless required by law.

Item 9. Exhibits.

Exhibit	Description

(a)(1)	U.S. Offer to Purchase, dated October 23, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by CMB NV (the “Offeror”) with the U.S. Securities and Exchange Commission (the “SEC”) on October 23, 2024 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Summary Advertisement published in The New York Times on October 23, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Press release of CMB.TECH NV (the “Company”), dated October 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company with the SEC on October 9, 2024).

(a)(7)	Pre-Commencement Press Release issued by the Offeror dated October 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the SEC on October 9, 2024).

(a)(8)	Press release of the Company, dated October 23, 2024.*

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 23, 2024

By:	/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Chief Financial Officer